CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$310,000	$35.99

Reopening supplement no. 1 to pricing supplement no. 1133
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 165-A-III dated October 18, 2010

Registration Statement No. 333-155535 Dated February 28, 2011 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $310,000† Fixed to Floating Rate Notes Linked to the Consumer Price Index due February 25, 2021

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 25, 2021.
  With respect to the Initial Interest Periods (which we expect to be from February 25, 2011 through but excluding February 25, 2013), Interest on the notes will be payable monthly in arrears at a rate equal to 4.00% per annum. With respect to each Interest Period (other than the Initial Interest Periods), Interest on the notes will be payable monthly in arrears at a rate per annum equal to the lesser of (a) the lagging year-over-year change in the Consumer Price Index (“CPI”), as described below in “CPI Rate”, plus 2.00% per annum, which we refer to as the spread, and (b) 8.00%, which we refer to as the maximum Interest Rate. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.
  The notes are designed for investors who seek (a) monthly interest payments that are, for the Initial Interest Periods, fixed at 4.00% per annum, and then for all subsequent Interest Periods are linked to the year-over-year change in the CPI as determined on each Determination Date plus 2.00%, subject to the maximum Interest Rate of 8.00% per annum and the minimum Interest Rate of 0.00%, and (b) the return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JP Morgan Chase & Co.
  Interest will be payable based on the actual number of days in the Interest Period and 360 days in the calendar year.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 165-A-III, will supersede the terms set forth in product supplement no. 165-A-III.
  The purpose of this reopening supplement no. 1 to pricing supplement no. 1133 is to offer additional notes with an aggregate principal amount of $310,000 which we refer to as the “reopened notes.” $71,535,000 aggregate principal amount of notes were originally issued on February 25, 2011, which we refer to as the “original notes.” The reopened notes will constitute a further issuance of, and will be consolidated with and form a single tranche with, the original notes.

Key Terms

Maturity Date:	February 25, 2021
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × (30/360).
Interest Rate:

With respect to each Initial Interest Period (which we expect to be from February 25, 2011 through but excluding February 25, 2013), a rate equal to 4.00% per annum. With respect to each Interest Period thereafter, a rate per annum equal to the lesser of (a) the CPI Rate on each applicable Determination Date plus 2.00%, and (b) the maximum Interest Rate of 8.00%. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.

Initial Interest Rate:	4.00% per annum
Initial Interest Period(s):

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding February 25, 2013.

CPI Rate:	For any Interest Period (other than the Initial Interest Periods), the CPI Rate will be calculated as follows:
CPIt – CPIt-12

where: CPIt is the CPI level for the second calendar month prior to the calendar month of the applicable Determination Date, which we refer to as the reference month; and
CPIt-12 is the CPI level for the twelfth month prior to the applicable reference month.

CPIt-12
CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA or any successor source.
Determination Dates:

After the Initial Interest Periods, two business days immediately preceding the beginning of the applicable Interest Period. For example, February 21, 2014 (which is two business days immediately prior to February 25, 2014) is the Determination Date of the CPI Rate with respect to interest due and payable on March 25, 2014. On the February 2014 Determination Date, interest will be based on changes between the CPI level in December 2012 and December 2013.

Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates:

Interest, if any, will be payable monthly in arrears on the 25th calendar day of each month (each such date, an “Interest Payment Date”), commencing March 25, 2011, to and including the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
Reopening Pricing Date:	February 28, 2011, which is the date on which the reopened notes were priced.
Settlement Date:	For the reopened notes, on or about March 3, 2011.
CUSIP:	48125XEH5
†

The notes offered hereby, which we refer to as the “reopened notes,” constitute a further issuance of, and will be consolidated with and form a single tranche with, the $71,225,000 aggregate principal amount of our Fixed to Floating Rate Notes Linked to the Consumer Price Index due February 25, 2021, originally issued on February 25, 2011, which we refer to as the “original notes.” The reopened notes will have the same CUSIP as the original notes and will trade interchangeably with the original notes. References to the “notes” will collectively refer to the reopened notes and the original notes. After the issuance of the reopened notes, the aggregate principal amount of the outstanding notes of this tranche will be $71,535,000.

Investing in the Fixed to Floating Rate Notes involves a number of risks. See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 165-A-III and “Selected Risk Considerations” beginning on page RS-2 of this reopening supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this reopening supplement, the accompanying product supplement no. 165-A-III or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)	Fees and Commissions (1)(2)	Proceeds to Us

Per note	$1,000	$ 0.00	$ 1,000

Total	$310,000	$0.00	$ 310,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will purchase the notes from us at 100% of the principal amount of the notes and will not receive a commission. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-32 of the accompanying product supplement no. 165-A-III.

The agent for this offering, J.P. Morgan Securities LLC, which we refer to as JPMS, is an affiliate of ours. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-32 of the accompanying product supplement no. 165-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 28, 2011

Additional Terms Specific to the Notes

You should read this reopening supplement no. 1 to pricing supplement no. 1133 together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-III dated October 18, 2010. This reopening supplement, together with the documents listed below, contains the terms of the notes, and supplements the pricing supplement related hereto dated February 22, 2011, and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 165-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 165-A-III dated October 18, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210004437/e40448_424b2.htm

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this reopening supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the year-over-year change in the CPI. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — With respect to the Initial Interest Periods (expected to be February 25, 2011 through but excluding February 25, 2013), a rate per annum equal to 4.00%. With respect to each Interest Period thereafter, a rate per annum equal to the lesser of (a) the lagging year-over-year change in the CPI, as defined in “CPI Rate”, on each applicable Determination Date, plus 2.00%, and (b) the maximum Interest Rate of 8.00%. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%. The notes offer monthly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be payable monthly in arrears on the 25th calendar day of each month (each such date, an “Interest Payment Date”), commencing March 25, 2011, to and including the Maturity Date. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. The monthly interest payments after the Initial Interest Periods are affected by, and contingent upon, the CPI Rate, subject to the maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day.
  INFLATION PROTECTION — After the Initial Interest Periods, the Interest Rate on the notes will be a rate per annum equal to the CPI Rate, plus 2.00%, subject to the maximum Interest Rate of 8.00%. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.
  U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO REOPENING — Since the reopened notes offered by this pricing supplement have the same credit and payment terms as the original notes previously issued by us on February 25, 2011, are being issued pursuant to a common plan or as part of a single transaction or a series of related transactions with the original notes and are being issued within 13 days of the original issue date of the original notes, the reopened notes offered by this pricing supplement will be treated as part of the same “issue” as the original notes for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, the issue price, issue date, comparable yield (as described below), projected payment schedule (as described below) and adjusted issue price (with respect to holders) of the reopened notes offered by this pricing supplement will be the same as those of the original notes.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying disclosure statement. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to accrue and recognize original issue discount (“OID”) as interest income in each year at the “comparable yield,” as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in

JPMorgan Structured Investments — Fixed to Floating Rate Notes Linked to the Consumer Price Index	RS-1

income the interest payments you receive with respect to the notes. To obtain the comparable yield and the projected payment schedule in respect of the notes, contact a certified financial analyst at the Global Securities Group desk at (800) 576-3529. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

  THE AMOUNT OF EACH MONTHLY INTEREST PAYMENT AFTER THE INTEREST PAYMENTS ON THE NOTES DURING THE INITIAL INTEREST PERIODS MAY BE ZERO — You will receive an interest payment for the applicable Initial Interest Period based on a rate per annum equal to 4.00% and for the applicable Interest Periods thereafter, an interest payment based on a rate per annum equal to the CPI Rate, plus 2.00%, subject to the minimum Interest Rate of 0.00% and the maximum Interest Rate of 8.00%. Therefore, if the CPI Rate is less than or equal to -2.00% for any Interest Period, the Interest Rate on your notes for such Interest Period will be equal to zero.
  FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest paid by us on the notes for each Interest Period after the Initial Interest Periods will be equal to the CPI Rate plus 2.00% subject to the maximum Interest Rate which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE — With respect to any Determination Date after the Initial Interest Periods, if the CPI Rate plus 2.00% is greater than the maximum Interest Rate of 8.00% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an Interest payment that will not exceed $80.00 per annum prorated on a 360 day basis, regardless of the performance of the relevant CPI Rate, which may be significant. As such, you will not participate in any positive year-over-year change in the CPI beyond 6.00%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity or upon early redemption, as applicable, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. For example, if interest rates begin to rise, the market value of your notes will decline and the Interest Rate applicable to that specific Interest Period may be less than a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 4.00% per annum, but a debt security issued in the then current market could yield an interest rate of 6.00% per annum, your note would be less valuable if you tried to sell it in the secondary market.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this reopening supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  VARIABLE PRICE REOFFERING RISKS — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such

JPMorgan Structured Investments — Fixed to Floating Rate Notes Linked to the Consumer Price Index	RS-2

  prices will not be less than $985.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the CPI;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    fluctuations in the prices of various consumer goods and energy resources;
    inflation and expectations concerning inflation;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Consumer Price Index?

The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”) and published on Bloomberg CPURNSA or any successor source. For additional information about the CPI see “Description of Notes – The Consumer Price Index” in the accompanying product supplement no. 165-A-III.

JPMorgan Structured Investments — Fixed to Floating Rate Notes Linked to the Consumer Price Index	RS-3

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI as reported by the BLS for the period from January 2002 to January 2011. Also provided below are the hypothetical Interest Rates for hypothetical interest payments in the calendar months from January 2004 to January 2011 that would have resulted from the historical levels of the CPI presented below, based on the spread of 2.00%, the minimum Interest Rate of 0.00% and the maximum Interest Rate of 8.00% per annum. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be paid with regard to the Interest Periods over the term of the notes.

Interest Calculation

Example 1: Since the Interest Period commencing February 25, 2011 has an Interest Rate of 4.00% (due to such Interest Period falling in the Initial Interest Periods), the interest payment per $1,000 principal amount note for the anticipated Interest Period from and including February 25, 2011 to but excluding March 25, 2011 will be $3.33. This monthly interest payment is calculated as follows:

$1,000 × 4.00% × (30/360) = $3.33

The example above is simplified and the calculation is rounded for ease of analysis.

Example 2: If January 21, 2011 were a Determination Date for an Interest Period other than an Initial Interest Period, the hypothetical Interest Rate would be 3.17% per annum, resulting in a hypothetical $2.64 interest payment per $1,000 principal amount note for the hypothetical Interest Period from and including January 25, 2011 to but excluding February 25, 2011. This monthly interest payment is calculated as follows:

1,000 × 3.17% × (30/360) = $2.64

The Interest Rate of 3.17% per annum is calculated by adding 2.00% to the relevant CPI Rate. The CPI Rate is calculated based on the percent change in the CPI for the one year period from October 2009 (216.177) to October 2010 (218.711) as follows:

CPI Rate =	218.711 – 216.177	= 1.17% per annum
216.177

Adding 2.00% to the CPI Rate of 1.17% results in an anticipated Interest Rate applicable for that month of 3.17% per annum. The example above is simplified and the calculation is rounded for ease of analysis.

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